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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                               ----------------

                      American Residential Services, Inc.
                           (Name of Subject Company)

                        SVM-M9 Acquisition Corporation
                           The ServiceMaster Company
                                   (Bidders)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                   028911105
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Vernon T. Squires
                   Senior Vice President and General Counsel

                           The ServiceMaster Company
                             One ServiceMaster Way
                            Downers Grove, IL 60515
                           Telephone: (630) 271-5870
                           Facsimile: (630) 271-5870
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy To:
                               Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                        Attention: Robert H. Kinderman
                                 312-861-2096
                                 312-861-2200

                               ----------------

                           CALCULATION OF FILING FEE
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           Transaction Valuation*                         Amount of Filing Fee
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                 $64,361,158                                   $12,872.23
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*  Estimated for purposes of calculating the amount of the filing fee only.
   This amount assumes the purchase of 21,525,471 shares of common stock, par value $0.001 par value per share (the "Shares"), of American Residential Services, Inc. at a price of $5.75 per Share in cash, without interest thereon. Such number of Shares represents the 15,887,704 Shares outstanding as of March 22, 1999 and assumes the issuance prior to the consummation of the Offer of 5,637,687 Shares upon the exercise or conversion of all outstanding stock options, warrants and convertible notes. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable    Filing Party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed: Not Applicable

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


   CUSIP NO. 028911105                                   Page 1 of 2 Pages




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 1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  SVM M9 ACQUISITION CORPORATION

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  WC, BK

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(e) OR 2(f):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:

  DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  N/A

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10 TYPE OF REPORTING PERSON

  CO

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                                       2
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                                 SCHEDULE 14D-1

   CUSIP NO.


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 1 NAMES OF REPORTING PERSONS:
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   THE SERVICEMASTER COMPANY; I.R.S. IDENTIFICATION NO. 36-3858106
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS

  WC, BK
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(e) OR 2(f)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE
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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  N/A
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10 TYPE OF REPORTING PERSON

  CO
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                                 TENDER OFFER

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by SVM M9 Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of The ServiceMaster Company, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Shares"), of American Residential Services, Inc., a Delaware corporation (the "Company"), at $5.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 29, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

Item 1: Security and Subject Company.

   (a) The name of the subject company is American Residential Services, Inc., a Delaware corporation, and the address of its principal executive office is Post Oak Tower, Suite 725, 5051 Westheimer Road, Houston, Texas 77056.

   (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

   (a)-(d),(g) This Statement is being filed by Parent and Purchaser. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

   (e)-(f) During the last five years neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a)(1) Other than the transactions described in Item 3(b) below, neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for
(i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

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   (a)(2) Other than the transactions described in Item 3(b) below, neither
Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

   (b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Parent and Purchaser," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a)-(b) The information set forth in "Section 10--Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

   (a)-(e) The information set forth in the "INTRODUCTION" and "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth in the "INTRODUCTION," "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6: Interest in Securities of the Subject Company.

   (a)-(b) The information set forth in the "INTRODUCTION," "Section 9-- Certain Information Concerning Parent and Purchaser" and "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relations with Respect to the Subject Company's Securities.

   The information set forth in the "INTRODUCTION," "Section 10--Sources and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

   The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The information set forth in "Section 9--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

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Item 10. Additional Information.

   (a) Except as disclosed in Items 3 and 7 of this Statement, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or Purchaser, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

   (b)-(c) The information set forth in the "INTRODUCTION," "Section 14-- Conditions of the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

   (e) None.

   (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

   (a)(1) Offer to Purchase, dated March 29, 1999.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Press Release, dated March 23, 1999 of Parent.

   (a)(8) Press Release, dated March 23, 1999, of the Company, is incorporated by reference to Exhibit 99.1 to the Form 8-K of the Company filed on March 24, 1999.

   (a)(9) Summary Advertisement, dated March 29, 1999.

   (a)(10) Letter from the CEO of the Company to the stockholders of the Company in connection with the Offer.

   (b) $750,000,000 Five-Year Credit Agreement dated as of April 1, 1997 by and among Parent, Bank One and Morgan Guaranty Trust Company, is incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997.

   (c)(1) Agreement and Plan of Merger, dated as of March 22, 1999, by and among Parent, Purchaser and the Company.

   (d) None

   (e) None

   (f) None

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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Tender Offer Statement is true, complete and correct.

Date: March 29, 1999                      SVM M9 Acquisition Corporation

                                              /s/ Vernon T. Squires
                                          By: _________________________________
                                          Name: Vernon T. Squires
                                          Title:Secretary and Treasurer

                                       7
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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Tender Offer Statement is true, complete and correct.

Date: March 29, 1999                      The ServiceMaster Company

                                              /s/ Phillip B. Rooney
                                          By: _________________________________
                                          Name: Phillip B. Rooney
                                          Title:Vice Chairman

                                       8